As filed with the Securities and Exchange Commission on September 21, 1995
                                 Securities Act File No. 33-61341
                                 Investment Company Act File No. 811-5898








               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                         SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT
              (Pursuant to Section 13(e)(1) of the
                Securities Exchange Act of 1934)
                        (Amendment No. 2)

                       Prime Income Trust
                        (Name of Issuer)

                       Prime Income Trust
              (Name of Person(s) Filing Statement)

 Common Shares of Beneficial Interest, Par Value $.01 Per Share
                 (Title of Class of Securities)

                           920914-108
              (CUSIP Number of Class of Securities)

                      Sheldon Curtis, Esq.
                       Prime Income Trust
                     Two World Trade Center
                       New York, NY  10048
                         (212) 392-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                       September 21, 1995
                       (Date of Amendment)



                        Page 1 of 3 Pages












     This Amendment No. 2 to the Issuer's Tender Offer Statement on
Schedule 13E-4 that was electronically transmitted via EDGAR on August 14, 1995 by Prime Income Trust (the "Trust"), with respect to the tender offer to purchase up to 4,000,000 of the Trust's outstanding common shares of beneficial interest, par value $.01 per share, amends such statement on Schedule 13E-4 to add the following supplemental information:

     (a)  The offer contained in the Offer to Purchase, dated
August 16, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constituted the "Offer") expired at 12:00 midnight, New York City time on September 15, 1995.

     (b) 1,090,470 common shares, or approximately 2.17% of the then outstanding common shares, were validly tendered through the expiration date and were not withdrawn and were purchased by the Trust at a price of $9.98 per common share, the net asset value of the common shares at the time the offer expired.


     (c)  The Schedule 13E-4 is hereby terminated.











                             Page 2
















                            SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 PRIME INCOME TRUST




                                   /s/Sheldon
                                      Sheldon Curtis
                                 Vice President and Secretary


September 21, 1995